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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 22

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

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     This Amendment No. 22 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.




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         ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         The information set forth under Item 8 below is incorporated herein by reference.

         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:


        On July 23, 1997, Healthdyne issued a press release announcing developments in its discussions with third parties and other actions taken by the Board of Directors at a meeting held on July 22, 1997. The press release stated that Healthdyne has been advised by the executive management of a Fortune 500 company that it has a strong strategic interest in acquiring Healthdyne and is prepared to pay a price higher than the $15 per Share offered by Invacare. A copy of the press release is attached hereto as Exhibit 69.

        As announced in the press release, the Board of Directors of Healthdyne has determined that if the Board's nominees are re-elected at the July 30 annual meeting, the Board will amend Healthdyne's by-laws effective October 31, 1997 to permit the holders of at least 25% of Healthdyne's Shares to call a special shareholders meeting. The by-law, which would be effective only if Healthdyne's shareholders do not approve Invacare's proposed by-law amendment permitting 10% of the shareholders to call a special meeting, would also repeal Healthdyne's existing by-law procedures relating to special meetings. If re-elected at the July 30 annual meeting, the Board also will amend Healthdyne's Shareholder Rights Plan effective October 31, 1997 to permit a bidder, if it satisfies certain conditions, to call a special meeting of shareholders to vote on a binding resolution to redeem the Rights. A bidder will be permitted to call a special meeting if it: (1) makes an all-cash offer for all of Healthdyne's Shares at a price more than 15% above the market price;
(2) holds no more than 5% of Healthdyne's Shares and has not held more than 5% during the prior 12 months; (3) has firm financing or financing commitments for its offer; and (4) agrees to bear the costs associated with the special meeting.

        The Board of Directors also authorized a $1.0 million trust for the benefit of the continuing directors if Invacare's four nominees are elected to Healthdyne's seven member Board at the annual meeting. The purpose of the trust is, among other things, to pay the costs and expenses (including financial advisory, legal and other expenses) incurred by the continuing directors in connection with Invacare's appeal from the July 3 Federal District Court Order upholding the continuing director provision of Healthdyne's Shareholder Rights Plan and the evaluation of acquisition and merger proposals by Invacare or other third parties. The trust will terminate within two years and any unexpended funds will be returned to Healthdyne.

        On July 23, 1997, Healthdyne sent a letter to its shareholders, a copy of which is attached hereto as Exhibit 70.


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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  EXHIBIT 69 --     Press release issued by Healthdyne on July 23, 1997.

  EXHIBIT 70 --     Letter to Healthdyne shareholders dated July 23, 1997 from
                    Parker H. Petit and Craig B. Reynolds.

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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ Leslie R. Jones
                                            ------------------------------------
                                            Name: Leslie R. Jones
                                            Title: Vice President, General
                                            Counsel and Secretary




Dated: July 23, 1997


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                                                                      EXHIBIT 69


        HEALTHDYNE TECHNOLOGIES ANNOUNCES DEVELOPMENTS IN THIRD PARTY
                          DISCUSSIONS; OTHER ACTIONS

                  Marietta, Georgia, July 23, 1997 - Healthdyne Technologies, Inc. (NASDAQ: HDTC) said it was recently advised by the executive management of a Fortune 500 company that it has a strong strategic interest in acquiring the Company and is prepared to pay a price higher than the $15 per share offered by Invacare Corporation. The Company also has received indications of interest from other strategic buyers and a financial buyer. "We intend to continue discussions with these parties," said Parker H. Petit, Chairman of the Board. "We will accept the best proposal as long as it reflects the true value of the Company. We believe we can achieve higher value for shareholders after the Board is re-elected and we are negotiating with third parties from a position of strength. We are committed to doing just that."

                  The Company also said its Board, if re-elected at the July 30 annual meeting, will amend its bylaws effective October 31, 1997 to permit the holders of at least 25% of the Company's common stock to call special shareholders meetings, and will amend its Shareholder Rights Plan effective October 31, 1997 to permit a bidder, if it satisfies certain conditions, to call a special meeting of stockholders to vote on a binding resolution to redeem the Rights. A bidder will be permitted to call a special meeting if it:
(1) makes an all-cash offer for all of the Company's shares at a price more than 15% above the market price; (2) holds no more than 5% of the Company's stock and has not held more than 5% during the prior 12 months; (3) has firm financing or financing commitments; and (4) agrees to bear the costs associated with the special meeting.

                  "Our willingness to take these actions is further evidence of the Board's commitment to building shareholder value," Mr. Petit said.

                  The Board also took action to protect the interests of shareholders in the event Invacare's four nominees are elected. The Board authorized a $1.0 million trust to be used by the Company's Continuing Directors -- the three nominees of the Company who are elected at the annual meeting and their approved

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successors -- to pay their financial advisory, legal and other expenses associated with Invacare's appeal from the July 3 federal district court's decision upholding the Company's Shareholder Rights Plan and any other proposed action by Invacare or its nominees. The trust will terminate within two years and any unexpended funds will be returned to the Company.


                  "As we expected, Invacare has dropped three nominees from its slate and is trying to keep three existing directors in place as the only Continuing Directors who can redeem or amend the Shareholder Rights Plan under the July 3 court decision," said Mr. Petit. "The trust will enable the Continuing Directors to stand up to Invacare's pressure tactics and make sure that the interests of all shareholders are protected and that the Invacare nominees do not violate their fiduciary duties to shareholders."

                  The Company said it expects the Continuing Directors to be Mr. Petit, Craig B. Reynolds, President and Chief Executive Officer, and J. Paul Yokubinas, because the other four Company nominees have indicated they do not intend to serve on a Board controlled by Invacare's nominees. Each of Messrs. Petit, Reynolds and Yokubinas has pledged that he will not approve any sale, merger or similar transaction with Invacare or any other party on terms which he, after receiving advice from the advisors retained by the Continuing Directors, does not believe to be in the best interests of the Company's shareholders.



                  Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.

                  This press release contains forward-looking statements that involve risks and uncertainties, including developments in the healthcare industry, development and introduction of new products on a timely basis, favorable resolution of intellectual property matters, third-party reimbursement policies and practices and regulatory requirements affecting the approval and sale of medical devices, as well as other risks detailed from time to time in the Company's reports filed with the Securities and Exchange Commission, including its Reports on Form 10-K, 8-K and 10-Q.




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                                                                      EXHIBIT 70


                                    [LOGO]

                     [HEALTHDYNE TECHNOLOGIES LETTERHEAD]
                                                                   July 23, 1997

Dear Fellow Shareholder:

     We apologize for all the mailings you have received, but they are required by the disruptive proxy fight being waged by Invacare. In a proxy fight ONLY THE LATEST DATED PROXY CARD COUNTS. So we are asking all shareholders to confirm their vote by sending in another proxy.

                            VOTE THE BLUE PROXY CARD

     Please vote the BLUE management proxy card now -- the annual meeting is only days away.

     Even if you have voted before, you should SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD. Because time is short, you can also fax your proxy to us by following the instructions at the end of this letter.

                      ISS RECOMMENDS A VOTE FOR YOUR BOARD

     INSTITUTIONAL SHAREHOLDER SERVICES (ISS), a leading independent proxy advisory firm, has recommended to its clients that they vote FOR your Board's nominees for directors (Proposal 1). ISS stated that, "Given the premium of the current trading price of Healthdyne shares to the Invacare offer and the improving performance of the company, it appears that HEALTHDYNE'S BOARD IS FUNCTIONING PROPERLY IN ACCORDANCE WITH ITS FIDUCIARY DUTY TO SHAREHOLDERS. ADDITIONALLY, THE DISRUPTION CAUSED BY THE ELECTION OF A MAJORITY OF DISSIDENT NOMINEES COULD PROVE DETRIMENTAL TO SHAREHOLDER INTERESTS." (emphasis added)

                       A VOTE FOR YOUR BOARD (BLUE PROXY)
                          IS A VOTE FOR OPTIMAL VALUE

     Here's what your Board of Directors and management have done and are doing to enhance the value of your investment:

     - Our strategic plan has produced record performance for the first and second quarters of 1997 and offers substantial revenue and profit momentum going forward.

     - We are continuing discussions with several large companies and financial institutions. We recently were advised by the executive management of a Fortune 500 company that it has a strong strategic interest in acquiring the Company and is prepared to pay a price higher than Invacare's offer. We have received indications of interest from other strategic buyers and a financial buyer. We intend to continue discussions with these parties and seek other alternatives. We believe that optimal value can be achieved by your Board after it is re-elected and can negotiate from a position of strength and not under the intense pressure of a disruptive proxy fight. We are committed to doing just that and to accepting the best proposal as long as it reflects the true value of your Company.

     - Members of your Board have a history of creating shareholder value. On three previous occasions, Boards of Healthdyne, Inc., your Company's predecessor, sold subsidiaries to large corporations. Three years ago, we sold our largest subsidiary to W.R. Grace and their National Medical Care subsidiary. Previously we sold subsidiaries to Vickers and British Oxygen, large international corporations. In each case we managed the transaction in an orderly way without making premature disclosure of an auction. On that basis, we were able to obtain optimal values with no disruption to the subsidiaries because of pre-announcements.

     - To demonstrate our commitment to the shareholders' interests, your Board, if re-elected, will eliminate perceived barriers to hostile takeover attempts. Effective October 31, 1997, your Board, if re-elected, will adopt a by-law permitting holders of at least 25% of the Company's common stock to call a special shareholders meeting,(1) and amend the Shareholder Rights Plan to permit a bidder holding less than 5% of the Company's stock to call (and pay for) a special shareholder meeting to redeem the Rights if it makes an all-cash, fully-financed offer to acquire all of the Company's shares at a price which is at least 15% greater than the current market price.

                          A VOTE FOR INVACARE CREATES
                    DEADLOCK, CONTROVERSY, DELAY AND EXPENSE

     Having lost in court,(2) Invacare now is seeking only four of the seven seats on your Company's Board. Accordingly, here's what you can expect if Invacare's four nominees, and three of your Board's nominees, are elected:

     - Deadlock: The Board of Directors of your Company will be deadlocked. Invacare says its four directors will promptly auction the Company to the highest bidder -- which could be Invacare at $15 per share if, as we expect, no other bidder chooses to participate in a process controlled by Invacare's directors. However, Invacare's directors do not have the power to waive the Shareholder Rights Plan without the approval of at least two of the three Continuing Directors (your Board's nominees),(3) each of whom has pledged not to sell the Company to Invacare or any other buyer at a price they do not believe is fair to you.

     - Controversy: Invacare will continue to press its appeal to overturn the Federal Court decision upholding the power of the Continuing Directors under the Rights Plan, while the three Continuing Directors will continue to vigorously contest the appeal. Invacare also may bring other litigation against your Continuing Directors.

     - Delay: How many months after the shareholders meeting will it take to resolve this deadlock and controversy?

     - Expense: How much will this deadlock, controversy and delay cost your Company in legal fees and other expenses? Because we are concerned that Invacare's nominees may do the right thing for Invacare but not for Healthdyne Technologies' shareholders, your Company has authorized a $1.0 million trust for your Continuing Directors to pay expenses incurred to contest Invacare's appeal and other possible actions and to evaluate acquisition and merger proposals by Invacare or other third parties. The trust will terminate within two years and any unexpended funds will be returned to the Company.

     You should ask yourself: DO YOU WANT YOUR COMPANY MANAGED BY A SPLIT BOARD WHICH IS DEADLOCKED AND ENGAGED IN EXPENSIVE LITIGATION OVER YOUR COMPANY'S STRATEGY, OR BY YOUR CURRENT BOARD WHICH IS COMMITTED TO ENHANCING SHAREHOLDER VALUE AND HAS A PROVEN TRACK RECORD OF DOING SO?

---------------

1 The by-law, which would be effective only if shareholders do not approve
  Invacare's proposed amendment permitting 10% of the shareholders to call a special meeting, would also repeal the Company's existing by- law procedures relating to special meetings.

2 On July 3, the Federal District Court in Atlanta held that Georgia law validates the continuing directors provisions of your Company's Shareholder Rights Plan and invalidates Invacare's proposed by-law amendment (Proposal 3) aimed at circumventing such provisions. On July 10, the appellate court refused Invacare's request for an expedited appeal.

3 We expect the Continuing Directors to be Parker H. Petit, Chairman of the
  Board; Craig B. Reynolds, President and Chief Executive Officer; and J. Paul Yokubinas.
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                    A BOARD DOMINATED BY INVACARE'S NOMINEES
                          COULD DAMAGE YOUR INVESTMENT

     The people who work for your Company are responsible for its outstanding performance and are the keys to its future growth and success. As a high technology company operating in competitive markets, your Company needs the creative talents and technical skills of a highly dedicated group of officers and employees.

     A. Malachi Mixon III, the Chairman of Invacare, has repeatedly attacked your Company's officers and employees. He has impugned the motives of management. He has also publicly stated that your Company's sales organization is "weak."

     We are extremely concerned that if Invacare's nominees are elected, their attempts to auction the Company to the highest bidder, and the resulting deadlock, controversy and delay, could demoralize your Company's employees, causing some of them to leave the Company and others to lose their dedication. This could have a serious adverse effect on your investment.

                       AN INVESTMENT WORTH PROTECTING --
                         VOTE THE BLUE PROXY CARD TODAY

     For all these reasons, we urge you to vote the enclosed BLUE proxy card In Favor of your Board's nominees and Against Invacare's shareholder proposals.

     Thank you for your continued support.

                                Sincerely yours,

/s/ Parker H. Petit                            /s/ Craig B. Reynolds
Parker H. Petit                                Craig B. Reynolds
Chairman of the Board                          President and Chief Executive Officer

                              VOTING INSTRUCTIONS

1. Vote each BLUE proxy card received since each account must be voted separately. Only your latest dated proxy counts. Even if you have sent a gold proxy card to Invacare, you have every right to change your vote. You may revoke that proxy by signing, dating and mailing the enclosed BLUE proxy in the enclosed envelope.

2. Date your proxy card.

3. Sign your proxy card exactly as your name appears on the mailing label.

4. Mail your proxy card today.

                                FAX INSTRUCTIONS

     If you wish to fax your vote to us rather than sending it in the enclosed envelope:

1. Sign and date your proxy card.

2. Copy both sides of the proxy card.

3. Fax both sides of your copied proxy card to (212) 754-8300.

4. If your shares are held in the name of a broker, you need to send your proxy card to your broker. Please direct the party responsible for your account to vote the BLUE proxy card as recommended by Healthdyne Technologies.

              If you have any question on how to vote your shares,
                        please call our proxy solicitor:

                       MORROW & CO., INC. (800) 662-5200
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                         [HEALTHDYNE TECHNOLOGIES LOGO]